January 22, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:     Eric Envall

Re:	Vinci Partners Investments Ltd. Registration Statement on Form F-1, as amended (File No. 333-251871)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Vinci Partners Investments Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-251871) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00pm, Eastern Time, on January 26, 2021, or as soon as practicable thereafter. We hereby authorize Mathias von Bernuth or Jonathan Lewis of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 1,500 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Banco BTG Pactual S.A. – Cayman Branch

As representatives of the several underwriters

[Signature pages follow]

J.P. Morgan Securities LLC

By: /s/ Drummond Rice

Name: Drummond Rice

Title: Executive Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Goldman Sachs & Co. LLC

By: /s/ Facundo Vazquez

Name: Facundo Vazquez

Title: Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Banco BTG Pactual S.A. – Cayman Branch

By: /s/ Nandikesh Anilkumar Dixit

Name: Nandikesh Anilkumar Dixit

Title: Attorney-in-fact

By: /s/ Felipe Andreu Silva

Name: Felipe Andreu Silva

Title: Attorney-in-fact

[Signature Page to Acceleration Request Letter from the Underwriters]